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Exhibit 99.1

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Index to Unaudited Condensed Consolidated Financial Statements

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2017	March 31, 2018
Assets
Current assets
Cash (including cash of VIEs of RMB266,560 and RMB242,292 as of December 31, 2017 and March 31, 2018, respectively)	5	1,873,446	2,978,627
Restricted cash (including restricted cash of VIEs of RMB10,837 and RMB10,865 as of December 31, 2017 and March 31, 2018, respectively)	5	10,837	10,865
Accounts receivable, net of allowance for doubtful accounts (including accounts receivable, net of allowance for doubtful accounts of VIEs of RMB348,536 and RMB458,269 as of December 31, 2017 and March 31, 2018, respectively)	6	364,654	469,173
Value-added-tax ("VAT") recoverable (including VAT recoverable of VIEs of RMB27,596 and RMB25,880 as of December 31, 2017 and March 31, 2018, respectively)		112,067	118,106
Prepaid expenses (including prepaid expenses of VIEs of RMB32,919 and RMB37,934 as of December 31, 2017 and March 31, 2018, respectively)		50,373	60,956
Other current assets (including other current asset of VIEs of RMB7,283 and RMB45,938 as of December 31, 2017 and March 31, 2018, respectively)		42,651	72,536

Total current assets		2,454,028	3,710,263
Property and equipment, net (including property and equipment, net of VIEs of RMB2,164,121 and RMB2,370,103 as of December 31, 2017 and March 31, 2018, respectively)	7	8,165,601	8,817,797
Intangible assets, net (including intangible assets, net of VIEs of RMB143,151 and RMB139,098 as of December 31, 2017 and March 31, 2018, respectively)	8	348,466	339,046
Prepaid land use rights, net		26,245	26,021
Goodwill		1,570,755	1,570,755
Deferred tax assets (including deferred tax assets of VIEs of RMB11,846 and RMB11,624 as of December 31, 2017 and March 31, 2018, respectively)		14,305	33,975
Restricted cash (including restricted cash of VIEs of RMB23,592 and RMB23,612 as of December 31, 2017 and March 31, 2018, respectively)	5	63,317	63,267
VAT recoverable (including VAT recoverable of VIEs of RMB26,235 and RMB53,520 as of December 31, 2017 and March 31, 2018, respectively)		290,065	376,486
Other non-current assets (including other non-current assets of VIEs of RMB80,763 and RMB73,862 as of December 31, 2017 and March 31, 2018, respectively)		211,785	197,517

Total assets		13,144,567	15,135,127

Liabilities and Shareholders' Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of VIEs of RMB232,000 and RMB258,000 as of December 31, 2017 and March 31, 2018, respectively)	9	790,484	905,495
Accounts payable (including accounts payable of VIEs of RMB339,175 and RMB386,959 as of December 31, 2017 and March 31, 2018, respectively)		1,110,411	984,906
Accrued expenses and other payables (including accrued expenses and other payables of VIEs of RMB91,542 and RMB99, 060 as of December 31, 2017 and March 31, 2018 respectively)		368,624	373,516
Deferred revenue (including deferred revenue of VIEs of RMB46,526 and RMB42,298 as of December 31, 2017 and March 31, 2018, respectively)	6	55,609	61,144
Capital lease and other financing obligations, current (including capital lease and other financing obligations, current of VIEs of RMB84,771 and RMB89,940 as of December 31, 2017 and March 31, 2018, respectively)	10	97,943	120,718

Total current liabilities		2,423,071	2,445,779
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of VIEs of RMB85,250 and RMB89,000 as of December 31, 2017 and March 31, 2018, respectively)	9	3,459,765	4,244,884
Capital lease and other financing obligations, non-current (including capital lease and other financing obligations, non-current of VIEs of RMB879,685 and RMB855,438 as of December 31, 2017 and March 31, 2018, respectively)	10	2,303,044	2,335,141
Deferred tax liabilities (including deferred tax liabilities of VIEs of RMB70,030 and RMB68,308 as of December 31, 2017 and March 31, 2018, respectively)		124,277	121,185
Other long-term liabilities (including other long-term liabilities of VIEs of RMB13,145 and RMB7,863 as of December 31, 2017 and March 31, 2018, respectively)		358,898	336,431

Total liabilities		8,669,055	9,483,420

Shareholders' equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 941,269,679 and 1,007,069,664 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	11	320	341
Additional paid-in capital		5,861,445	7,163,225
Accumulated other comprehensive loss		(200,688)	(241,094)
Accumulated deficit		(1,185,565)	(1,270,765)

Total shareholders' equity		4,475,512	5,651,707

Commitments and contingencies	16

Total liabilities and shareholders' equity		13,144,567	15,135,127

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data and per share data, or otherwise noted)

		Three-month periods ended March 31,
	Note	2017	2018
Net revenue	13	350,043	562,225
Cost of revenue		(243,845)	(439,308)

Gross profit		106,198	122,917
Operating expenses
Selling and marketing expenses		(21,256)	(26,849)
General and administrative expenses		(48,768)	(62,936)
Research and development expenses		(1,458)	(2,672)

Income from operations		34,716	30,460
Other income (expenses):
Interest income		1,823	3,656
Interest expenses		(80,431)	(118,710)
Foreign currency exchange loss, net		(2,606)	(3,219)
Government grants		849	671
Others, net		(23)	(62)

Loss before income taxes		(45,672)	(87,204)
Income tax benefits	14	1,367	1,278

Net loss		(44,305)	(85,926)

Loss per ordinary share
Basic and diluted	15	(0.06)	(0.09)
Weighted average number of ordinary share outstanding
Basic and diluted	15	760,009,043	969,747,050

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share data and per share data, or otherwise noted)

	Three-month periods ended March 31,
	2017	2018
Net loss	(44,305)	(85,926)
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(6,274)	(40,406)

Comprehensive loss	(50,579)	(126,332)

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share data and per share data, or otherwise noted)

		Ordinary Shares			Accumulated other comprehensive loss
				Additional paid-in capital		Accumulated deficit	Total equity
	Note	Number	Amount
Balance at January 1, 2018, as previously reported		941,269,679	320	5,861,445	(200,688)	(1,185,565)	4,475,512
Impact of change in accounting policy	3	—	—	—	—	726	726

Adjusted balance at January 1, 2018		941,269,679	320	5,861,445	(200,688)	(1,184,839)	4,476,238
Loss for the period		—	—	—	—	(85,926)	(85,926)
Other comprehensive loss, net of nil income taxes		—	—	—	(40,406)	—	(40,406)

Total comprehensive loss		—	—	—	(40,406)	(85,926)	(126,332)

Issuance of ordinary shares, net of issuance cost of RMB13,077	11	65,800,000	21	1,283,287	—	—	1,283,308
Share-based compensation	12	—	—	15,633	—	—	15,633
Shares surrendered		(15)	—	—	—	—	—
Exercise of share options	12	264,488	—	1,368	—	—	1,368
Settlement of liability-classified restricted shares award	12	65,920	—	1,492	—	—	1,492
Settlement of share options and restricted share awards with shares held by depository bank		(330,408)	—	—	—	—	—

Balance at March 31, 2018		1,007,069,664	341	7,163,225	(241,094)	(1,270,765)	5,651,707

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data and per share data, or otherwise noted)

		Three-month periods ended March 31,
	Note	2017 (As adjusted, note 3)	2018
Cash flows from operating activities
Net loss		(44,305)	(85,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt issuance cost and debt discount		4,530	7,928
Depreciation and amortization		77,324	137,488
Share-based compensation expense		13,506	15,633
Deferred tax benefit		(4,131)	(2,777)
Changes in operating assets and liabilities, net of effect of acquisitions:
Increase of accounts receivable		(62,164)	(103,793)
Increase of VAT recoverable		(36,770)	(92,460)
Decrease (increase) of prepaid expenses		2,489	(10,583)
Increase of other current assets		(700)	(2,502)
Decrease of other non-current assets		179	4,615
Decrease of accounts payable		(18,012)	(17,319)
Increase of deferred revenue		12,726	5,535
Increase of accrued expenses and other payables		10,285	6,681
Increase (decrease) of other long-term liabilities		21,352	(5,949)

Net cash used in operating activities		(23,691)	(143,429)

Cash flows from investing activities
Payments for purchase of property and equipment		(379,970)	(762,972)
Cash paid for the acquisition of subsidiaries		—	(16,424)
Deposits paid for potential acquisitions		—	(27,383)

Net cash used in investing activities		(379,970)	(806,779)

Cash flows from financing activities
Proceeds from short-term borrowings		118,273	92,842
Proceeds from long-term borrowings		414,511	971,795
Repayment of short-term borrowings		(104,000)	(93,500)
Repayment of long-term borrowings		(267,736)	(61,707)
Payment of issuance cost of borrowings		(9,771)	(24,850)
Proceeds from exercise of stock options		—	1,368
Payment under capital lease and other financing obligations		(4,925)	(32,211)
Deposits paid for borrowings		—	(8,333)
Proceeds from issuance of ordinary shares		—	1,296,385
Payment for issuance cost of ordinary shares		—	(13,077)
Payment of contingent consideration for the acquisition of subsidiaries		—	(15,709)

Net cash provided by financing activities		146,352	2,113,003
Effect of exchange rate changes on cash and restricted cash		(11,929)	(57,636)

Net (decrease) increase in cash and restricted cash		(269,238)	1,105,159
Cash and restricted cash at beginning of period		1,838,992	1,947,600

Cash and restricted cash at end of period	5	1,569,754	3,052,759

Supplemental disclosures of cash flow information
Interest paid		(39,802)	(90,590)
Income tax paid		(470)	(1,258)
Supplemental disclosures of non-cash investing and financing activities
Changes in payables for purchase of property and equipment		32,198	108,186
Purchase of property and equipment through capital leases and other financing arrangement		25,250	80,041
Changes in consideration payable for the acquisition of subsidiaries		—	2,519
Settlement of liability-classified restricted share award		—	1,492

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

1 BASIS OF PRESENTATION

        The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements of GDS Holdings Limited ("GDS Holdings") and its subsidiaries (collectively, "the Company"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2017 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the year then ended and the related notes to the consolidated financial statements, included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 29, 2018.

        The condensed consolidated financial statements are presented in Renminbi ("RMB"), rounded to the nearest thousand.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2018, and the results of operations and cash flows for the three-month periods ended March 31, 2017 and 2018, have been made.

        The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, the fair value of share—based compensation awards, the recoverability of long-lived assets, the fair value of leased property and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the condensed consolidated financial statements.

2 PRINCIPLES OF CONSOLIDATION

        The accompanying condensed consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities ("VIEs") and their subsidiaries for which the Company is the primary beneficiary. The VIEs are Beijing Wanguo Chang'an Science and Technology Co., Ltd. ("GDS Beijing") and Shanghai Shu'an Data Services Co., Ltd. ("GDS Shanghai").

        In certain regions of the PRC, the Company's operations are conducted through VIEs to comply with the People's Republic of China ("PRC") laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business in those regions. Individuals acting as

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2 PRINCIPLES OF CONSOLIDATION (Continued)

nominee equity holders hold the legal equity interests of the VIEs on behalf of the Company. The equity holders of the VIEs are the CEO of the Company and his relative.

        Under the terms of the VIE Agreements, the Company has (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by GDS (Shanghai) Investment Co., Ltd. ("GDS Management Company"), a subsidiary of the Company, to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder's equity interest in the VIEs, and appointing directors and executive officers.

        In accordance with Accounting Standards Codification ("ASC") 810-10-25-38A, the Company has a controlling financial interest in the VIEs because the Company has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. The terms of the VIE Agreements and the Company's financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company's consolidated financial statements.

        Under the terms of the VIE Agreements, the VIEs' equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Company.

        The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

  •
  Levy fines on the Company or confiscate income of the Company;

  •
  Revoke or suspend the VIEs' business or operating licenses;

  •
  Discontinue or place restrictions or onerous conditions on VIE's operations;

  •
  Require the Company to discontinue their operations in the PRC;

  •
  Require the Company to undergo a costly and disruptive restructuring;

  •
  Take other regulatory or enforcement actions that could be harmful to the Company's business.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2 PRINCIPLES OF CONSOLIDATION (Continued)

        The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in the Company losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in the Company's consolidated financial statements.

        The assets and liabilities of the VIEs and their subsidiaries are presented parenthetically on the face of the condensed consolidated balance sheets. Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company's condensed consolidated financial statements for the three-month periods ended March 31, 2017 and 2018 are as follows:

	Three-month periods ended March 31,
	2017	2018
Net revenue	316,874	541,320
Net income	8,968	60,704
Net cash (used in) provided by operating activities	(72,243)	92,132
Net cash used in investing activities	(27,768)	(207,357)
Net cash (used in) provided by financing activities	(161,143)	91,005

        The unrecognized revenue producing assets that are held by the VIEs and their subsidiaries comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company's condensed consolidated balance sheets as they do not meet all the capitalization criteria.

        Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB99,824 and RMB173,256 for the three months ended March 31, 2017 and 2018, respectively.

3 CHANGES IN ACCOUNTING POLICIES

        There have been no material changes in the Company's significant accounting policies, other than the adoption of accounting pronouncements below, as compared to the significant accounting policies described in the Company's Annual Report on Form 20-F for the year ended December 31, 2017.

1)
The Company adopted Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers on January 1, 2018. The Company applied ASC 606 using the cumulative effect method—i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under ASC 605.

  Certain sales agreement of the Company contains contingent consideration terms regarding the equipment sales. Before the adoption of ASC 606, the allocation of arrangement consideration to the delivered items is limited to amounts of revenue that are not contingent. Upon the adoption of ASC 606, sales are recognized as the Company transfers control of the promised products or services to the customers, the recognition of such equipment sales was accelerated as the control

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUNTING POLICIES (Continued)

  transfers. The Company estimates variable consideration to which it expects to be entitled, given consideration to the risk of revenue reversal in making the estimate. As a result, the Company made an adjustment to decrease the opening balance of accumulated deficit by RMB726 at January 1, 2018.

  The accounting policy for revenue recognition has been updated as follows in accordance with ASC 606.

  Consolidated Balance Sheets:

	As of March 31, 2018	Adjustments	Balances without adoption of ASC 606
Assets
Accounts receivable	469,173	(1,327)	467,846
Total current assets	3,710,263	(1,327)	3,708,936
Property and equipment, net	8,817,797	843	8,818,640
Total assets	15,135,127	(484)	15,134,643
Shareholders' equity
Accumulated deficit	(1,270,765)	(484)	(1,271,249)
Total shareholders' equity	5,651,707	(484)	5,651,223
Total liabilities and shareholders' equity	15,135,127	(484)	15,134,643

  Consolidated Statement of Operations:

	Three-month period ended March 31, 2018	Adjustments	Amounts without adoption of ASC 606
Net revenue	562,225	523	562,748
Cost of revenue	(439,308)	(281)	(439,589)
Income from operations	30,460	242	30,702
Net loss	(85,926)	242	(85,684)
Loss per ordinary share
Basic and diluted	(0.09)	0.00	(0.09)

  Revenue recognition

  The Company recognizes revenue when (or as) the Company satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset. For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which the Company expects to be entitled in exchange

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUNTING POLICIES (Continued)

  for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes).

  The Company derives revenue primarily from the delivery of (i) colocation services; (ii) managed services, including managed hosting services and managed cloud services. The remainder of the Company's revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed service contract arrangement and consulting services.

  Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company's data centers. Revenues from colocation services where services are provided to customers for a fixed amount over the contract service period are recognized on a straight-line basis over the term of the contract. The Company has determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

  Managed hosting services are services where the Company provides outsourced services to manage the customers' data center operations, including data migration, IT operations, security and data storage. Managed hosting services are primarily provided to financial institution customers as a business continuity and disaster recovery solution. Revenues from managed hosting services where services are provided to customers for a fixed amount over the contract service period are recognized on a straight-line basis over the term of the contract. The Company has determined that its performance pattern to be straight-line since the customer receives value as the services are rendered continuously during the term of the contract, the earning process is straight-line, and there is no other discernible performance pattern of recognition.

  In certain colocation and managed hosting service contracts, the Company agrees with the customers that the Company will charge the customers for the actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, the Company provides the customers with a fixed power consumption limit each month. If the actual power consumption is below the limit, no additional fee is charged, while if the actual consumption is above the limit, the Company charges the customers additional power consumption fee calculated based on the portion of actual power consumption exceeding the limit multiplying a fixed unit price, which is determined based on market price and does not provide customers with material rights. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fee.

  Managed cloud services are services where the Company 1) distributes and delivers virtual storage to customers including offering direct private connection to major cloud platforms ("CloudConnect") and 2) provides Cloud infrastructure and solutions to assist customers in managing their hybrid Clouds ("CloudMix"). Services are provided to certain customers for a fixed amount over the contract period, ranging from 1 to 5 years and is recognized on a straight-line basis over the contract period. Services are provided to remaining customers on a consumption basis, such as the amount of storage used in a period and the revenue is recognized based on

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUNTING POLICIES (Continued)

  customer's utilization of such resources and rate specified in the contracts over the related contractual term beginning on the date that the platform is made available to a customer.

  Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. The Company generally bills the customer in equal instalments on a monthly or quarterly basis.

  Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

  The sale of IT equipment is recognized when the customer obtains control of the equipment, which is typically when delivery has occurred and the customer accepts the equipment and the Company has no performance obligation after the delivery.

  In certain managed service contracts, the Company sells and delivers IT equipment such as servers and computer terminals prior to the delivery of the services. Since sale of equipment is capable of being distinct and separately identifiable from other promises in the contract and it is distinct within the context of the contract, the sales of equipment is considered a separate performance obligation. Accordingly, the contract consideration is allocated to the equipment and the managed services based on their relative standalone selling prices.

  Consulting services are provided to customers for a fixed amount over the service period, usually less than one year. The Company recognizes revenues from consulting services over the period when the services were provided, since the customers simultaneously receive and consume the benefit of the services. The Company uses the input method based on the pattern of service provided to the customers.

  Revenue is generally recognized on a gross basis as the Company is primarily responsible for fulfilling the contract, assumes inventory risk and has discretion in establishing the price when selling to the customer. To the extent the Company does not meet the criteria for recognizing revenue on a gross basis, the Company records the revenue on a net basis.

  Contract Balances

  The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities (i.e. deferred revenue). Accounts receivable are recorded at the invoice amount, net of an allowance for doubtful account and is recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the condensed consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers' repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUNTING POLICIES (Continued)

  means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  A contract asset exists when the Company has transferred products or provided services to its customers but customer payment is contingent upon satisfaction of additional performance obligations. Contract assets are recorded in other current assets and other assets in the condensed consolidated balance sheet.

  Deferred revenue (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers goods or services to customers.

2)
The Company adopted Accounting Standards Update ("ASU") No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018. According to this ASU, the amounts generally described as restricted cash are included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the condensed consolidated statements of cash flows using a retrospective transition method to each period. As a result of the adoption of ASU 2016-18, the condensed consolidated statement of cash flows for the three-month period ended March 31, 2017 was retrospectively adjusted by excluding the increase of restricted cash of RMB14,763 from cash flows from operating activities. A reconciliation of cash and restricted cash in the condensed consolidated balance sheets to the amounts in the condensed consolidated statements of cash flows is in Note 5.

3)
The Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments on January 1, 2018. According to this ASU, cash payments not made soon after the acquisition date of a business combination by an acquirer to settle a contingent consideration liability should be separated and classified as cash outflows for financing activities and operating activities. Cash payments up to the amount of the contingent consideration liability recognized at the acquisition date (including measurement-period adjustments) should be classified as financing activities; any excess should be classified as operating activities. Cash payments made soon after the acquisition date of a business combination by an acquirer to settle a contingent consideration liability should be classified as cash outflows for investing activities. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The adoption of ASU 2016-15 does not have impact to the condensed consolidated statement of cash flows for the three-month period ended March 31, 2017.

4)
The Company adopted ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory on January 1, 2018. This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, which consequently eliminates the exception for an intra-entity transfer of an asset other than inventory to the recognition of current and deferred income taxes. Deferred tax assets recognized as a result of this ASU shall be assessed for realizability. ASU 2016-16 was applied on a modified retrospective basis, with a cumulative-effect adjustment directly to accumulated deficit of the Company as of January 1, 2018, and the comparative information is not adjusted. The adoption of this ASU does not have impact to the accumulated deficit of the Company as of January 1, 2018.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

4 RECENTLY ISSUED ACCOUNTING STANDARDS

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. While the Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, the Company currently believes the most significant changes relate to the recognition of right-of-use ("ROU") assets and lease liabilities on its balance sheet for operating leases of the building of certain data centers. As of March 31, 2018, the Company had operating lease commitments expiring within 20 years from the inception of the leases. The total amount of the Company's future minimum lease payments under operating leases was RMB669,116 as of March 31, 2018.

5 CASH AND RESTRICTED CASH

        A reconciliation of cash and restricted cash in the condensed consolidated balance sheets to the amounts in the condensed consolidated statements of cash flows is as follows:

	As at December 31, 2017	As at March 31, 2018
Cash	1,873,446	2,978,627
Restricted cash—current assets	10,837	10,865
Restricted cash—non-current assets	63,317	63,267

Total cash and restricted cash shown in the condensed consolidated statements of cash flows	1,947,600	3,052,759

        Restricted cash represents amounts held by banks, which are not available for the Company's use, as security for bank borrowings and related interests, issuance of commercial acceptance notes relating to purchase of property and equipment or letters of guarantee. Restricted cash included in non-current assets was to secure the repayment of long-term bank borrowings and related interests. Upon repayment of bank borrowings, maturity of the commercial acceptance notes and letters of guarantee, the deposits are released by the bank and available for general use by the Company.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

6 CONTRACT BALANCES

Accounts Receivable, Net

        Accounts receivable, net consisted of the following:

	As at December 31, 2017	As at March 31, 2018
Accounts receivable	364,654	469,173
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	364,654	469,173

        The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to the timing difference between the billing and revenue recognition, accounts receivable included an unbilled portion of RMB253,724 and RMB288,132 as of December 31, 2017 and March 31, 2018, respectively.

Deferred Revenue

        The opening and closing balances of the Company's deferred revenue are as following:

Deferred revenue
Beginning balance as of January 1, 2018	55,609
Closing balance as of March 31, 2018	61,144

Increase	5,535

        The difference between the opening and closing balances of the Company's deferred revenue primarily results from the timing difference between the Company's performance obligation and the customer's payment. The amounts of revenue recognized during the three months ended March 31, 2018 from the opening deferred revenue balance was RMB26,081.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

7 PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following:

	As of December 31, 2017	As of March 31, 2018
At cost:
Buildings	2,693,843	2,784,281
Data center equipment	2,202,247	2,312,578
Leasehold improvement	2,243,691	2,367,737
Furniture and office equipment	36,762	40,146
Vehicles	2,972	3,571

	7,179,515	7,508,313
Less: Accumulated depreciation	(965,758)	(1,088,981)

	6,213,757	6,419,332
Construction in progress	1,951,844	2,398,465

Property and equipment, net	8,165,601	8,817,797

(1)
The carrying amounts of the Company's property and equipment acquired under capital leases and other financing arrangement at the respective balance sheet dates were as follows:

	As of December 31, 2017	As of March 31, 2018
At cost (note):
Buildings	2,488,522	2,522,630
Data center equipment	192,946	246,399

	2,681,468	2,769,029
Less: Accumulated depreciation	(141,948)	(171,988)

	2,539,520	2,597,041

  Note: This item included buildings under construction of RMB476,489 and RMB420,159 and data center equipment under construction of RMB180,228 and RMB233,681, respectively, as of December 31, 2017 and March 31, 2018.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

7 PROPERTY AND EQUIPMENT, NET (Continued)

(2)
Depreciation of property and equipment (including assets acquired under capital leases and other financing arrangement) was RMB72,935 and RMB127,845 for the three-month periods ended March 31, 2017 and 2018, respectively, and included in the following captions:

	Three-month periods ended March 31,
	2017	2018
Cost of revenue	71,203	125,803
General and administrative expenses	1,589	1,900
Research and development expenses	143	142

	72,935	127,845

(3)
Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. A reconciliation of total interest costs to "Interest expenses" as reported in the condensed consolidated statements of operations is as follows:

	Three-month periods ended March 31,
	2017	2018
Total interest costs	89,873	137,691
Less: interest costs capitalized	(9,442)	(18,981)

Interest expenses	80,431	118,710

(4)
Property and equipment with net a book value of RMB698,922 and RMB687,773 was pledged as security for bank loans as of December 31, 2017 and March 31, 2018, respectively.

(5)
As of December 31, 2017 and March 31, 2018, payables for purchase of property and equipment that are contractually due beyond one year of RMB195,749 and RMB221,377 are recorded in other long-term liabilities in the condensed consolidated balance sheets.

8 INTANGIBLE ASSETS, NET

        Intangible assets consisted of the following:

	As of December 31, 2017	As of March 31, 2018
Customer relationships	379,322	379,322
Favorable leases	15,500	15,500
Licenses	6,000	6,000

	400,822	400,822
Less: accumulated amortization	(52,356)	(61,776)

Intangible assets, net	348,466	339,046

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

8 INTANGIBLE ASSETS, NET (Continued)

        Amortization of intangible assets was RMB4,235 and RMB9,420 for the three-month periods ended March 31, 2017 and 2018, respectively.

9 LOANS AND BORROWINGS

        The Company's borrowings consisted of the following:

	As of December 31, 2017	As of March 31, 2018
Short-term borrowings	462,946	462,288
Current portion of long-term borrowings	327,538	443,207

Sub-total	790,484	905,495

Long-term borrowings, excluding current portion	3,459,765	4,244,884

Total loans and borrowings	4,250,249	5,150,379

Short-term borrowings

        The Company's short-term borrowings consisted of the following:

	As of December 31, 2017	As of March 31, 2018
Unsecured short-term loans and borrowings	230,000	200,000
Secured short-term loans and borrowings	232,946	262,288

	462,946	462,288

        In March 2018, a subsidiary of the Company entered into a one-year facility agreement with third party banks for a total amount of RMB500,000. As of March 31, 2018, the Company has not drawn down any amount under such facility. The loans under the facility will bear an interest rate of 5.8725% (not taking into consideration of issuance cost) and will be required to be repaid in full prior to the maturity date in the event (a) William Wei Huang ceases to directly or indirectly own at least 99.9% of the equity interests of GDS Beijing and (b) GDS Beijing fails to renew its internet data center ("IDC") license on or before the date of its expiry date. The loan facility contains financial covenants that limit certain financial ratios during the relevant period, as defined in the facility agreement.

        Short-term borrowings were secured by the following assets:

	As of December 31, 2017	As of March 31, 2018
Accounts receivable	11,615	11,990

        The weighted average interest rates of short-term borrowings outstanding as of December 31, 2017 and March 31, 2018 were 7.93% and 7.95% per annum, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

Long-term borrowings

        The Company's long-term borrowings consisted of the following:

	As of December 31, 2017	As of March 31, 2018
Unsecured long-term loans and borrowings	167,250	147,000
Secured long-term loans and borrowings	3,620,053	4,541,091

	3,787,303	4,688,091

        The weighted average interest rates of long-term borrowings as of December 31, 2017 and March 31, 2018 were 6.93% and 7.08% per annum, respectively.

        Long-term borrowings were secured by the following assets:

	As of December 31, 2017	As of March 31, 2018
Accounts receivable	124,428	158,767
Property and equipment, net	698,922	687,773
Prepaid land use rights, net	6,091	5,745

	829,441	852,285

        The aggregate maturities of the long-term borrowings for each for the five years and thereafter subsequent to March 31, 2018 are as follows:

Long-term borrowings
Twelve-months ending March 31,
2019	443,207
2020	686,313
2021	943,314
2022	1,070,590
2023	1,014,522
Thereafter	530,145

4,688,091

        In March 2018, a subsidiary of the Company entered into a loan agreement with a third-party bank which extended the term of a short-term working capital loan matured in March 2018 of RMB50,000 for two years. As of March 31, 2018, the outstanding loan under this agreement was RMB50,000 with an effective interest rate of 5.7% per annum.

        As of March 31, 2018, the Company had total working capital and project financing credit facilities of RMB6,042,861 from various financial institutions, of which the unused amount was RMB766,014. As of March 31, 2018, the Company had drawn down RMB5,276,847, of which RMB462,288 was recorded

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

9 LOANS AND BORROWINGS (Continued)

in short-term loans and borrowings and RMB4,688,091 (net of debt issuance costs of RMB126,468) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

10 LEASE

Capital lease and other financing obligations

        The Company's capital lease and other financing obligations are summarized as follows:

	December 31, 2017			March 31, 2018
	Capital lease obligations	Other financing obligations	Total	Capital lease obligations	Other financing obligations	Total
Within 1 year	212,780	45,007	257,787	240,901	40,792	281,693
After 1 year but within 2 years	220,293	63,151	283,444	243,947	71,350	315,297
After 2 years but within 3 years	316,475	75,685	392,160	316,080	75,584	391,664
After 3 years but within 4 years	144,052	76,678	220,730	137,713	77,968	215,681
After 4 years but within 5 years	141,910	80,832	222,742	143,597	80,832	224,429
After 5 years	1,900,744	1,469,318	3,370,062	1,859,265	2,451,396	4,310,661

Total	2,936,254	1,810,671	4,746,925	2,941,503	2,797,922	5,739,425
Less total future interest	(1,209,120)	(905,590)	(2,114,710)	(1,182,921)	(891,026)	(2,073,947)
Less: estimated building costs	—	(231,228)	(231,228)	—	(1,209,619)	(1,209,619)

Present value of lease and other financing obligations	1,727,134	673,853	2,400,987	1,758,582	697,277	2,455,859

Including:
Current portion			97,943			120,718

Non-current portion			2,303,044			2,335,141

        The Company's capital and build-to-suit leases expire at various dates ranging from 2020 to 2037. The weighted average effective interest rate of the Company's capital and build-to-suit leases was 7.28% and 7.48% as of December 31, 2017 and March 31, 2018, respectively.

        During the three months ended March 31, 2018, the Company entered into three lease agreements with third party lessors in respect of certain data center equipment (the "Equipment Leases"). Equipment Leases had lease terms of 3 years. The Company determined that the leases were capital leases as the present value of the minimum lease payments exceeded 90% of the fair value of the leased equipment at the inception of the leases. Accordingly, on the lease commencement date, the Company recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments in the aggregate amount of RMB53,583.

Operating leases

        The Company leases data centers, offices and other equipment that are classified as operating leases. The majority of the Company's operating leases expire at various dates though 2037.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10 LEASE (Continued)

        Future minimum operating lease payments as of March 31, 2018 are summarized as follow:

Twelve-months ending March 31,
2019	97,128
2020	82,299
2021	64,250
2022	33,217
2023	32,514
Thereafter	359,708

Total	669,116

        Rental expenses were approximately RMB29,358 and RMB29,688 for the three-month periods ended March 31, 2017 and 2018, respectively. The Company did not sublease any of its operating leases for the periods presented.

11 ORDINARY SHARES

        On January 26, 2018, the Company completed a public offering in which the Company offered and sold 8,000,000 ADSs (or 64,000,000 Class A ordinary shares), and SBCVC Holdings Limited ("SBCVC"), one of the Company's principal shareholders, sold 3,000,000 ADSs (or 24,000,000 Class A ordinary shares), at a price of US$26.00 per ADS. On January 29, 2018, the underwriters exercised their option to purchase from the Company and SBCVC additional 225,000 ADSs (or 1,800,000 Class A ordinary shares) and 1,425,000 ADSs (or 11,400,000 Class A ordinary shares), respectively. The Company raised a total of US$202,696 (RMB1,283,308) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

        As of March 31, 2018, the Company's outstanding share capital consisted of 939,479,328 Class A ordinary shares and 67,590,336 Class B ordinary shares.

12 SHARE-BASED COMPENSATION

        The Company adopted the 2014 Equity Incentive Plan ("the 2014 Plan") in July 2014 for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares, which may be issued under the 2014 Plan, is 29,240,000 shares.

        The Company adopted the 2016 Equity Incentive Plan ("the 2016 Plan") in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the "Awards") to key employees and directors. The maximum aggregate number of shares, which may be subject to Awards under the 2016 Plan, is 56,707,560 shares.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 SHARE-BASED COMPENSATION (Continued)

        A summary of the option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average grant-date fair value per option
		(RMB)	(RMB)
Options outstanding at January 1, 2018	28,087,236	5.1	3.2
Granted	—
Exercised	(264,488)	4.9	1.9
Forfeited	—

Options outstanding at March 31, 2018	27,822,748	4.9	3.3

Options vested and expect to vest at March 31, 2018	27,822,748	4.9	3.3

        The following table summarizes information with respect to stock options outstanding and stock options exercisable as of March 31, 2018:

	Number of options	Weighted average remaining contractual life	Weighted average exercise price
		(years)	(RMB)
Options outstanding and exercisable	27,822,748	2.0	4.9

        As of December 31, 2017 and March 31, 2018, 266,666 forfeitable and unvested non-employee options were treated as unissued for accounting purposes and were not included in the table above. As of March 31, 2018, there were no unvested employee stock options.

Settlement of liability-classified restricted shares award

        In March 2018, the Company issued 65,920 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB1,492. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

        A summary of the restricted share activity is as follows:

	Number of Shares	Weighted average grant-date fair value per share
		(RMB)
Unvested at January 1, 2018	24,525,620	5.3
Granted	65,920	22.6
Vested	(65,920)	22.6
Forfeited	(388,488)	5.7

Unvested at March 31, 2018	24,137,132	5.3

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 SHARE-BASED COMPENSATION (Continued)

        A summary of share-based compensation expenses for the three-month periods ended March 31, 2017 and 2018 is as follows:

	Three-month periods ended March 31,
	2017	2018
Costs of revenue	1,730	2,893
Selling and marketing expenses	4,357	5,030
General and administrative expenses	7,308	7,520
Research and development expenses	111	190

Total share-based compensation expenses	13,506	15,633

13 REVENUE

        Net revenue consisted of the following:

	Three-month periods ended March 31,
	2017	2018
Colocation services	271,283	408,694
Managed service and others	72,382	142,779

Service revenue	343,665	551,473
Equipment sales	6,378	10,752

Total	350,043	562,225

        During the three-month period ended March 31, 2017, the Company had two customers, which generated over 10% of the Company's total revenues or RMB50,875 and RMB39,456, respectively. During the three-month period ended March 31, 2018, the Company had three customers, which generated over 10% of the Company's total revenues or RMB113,137, RMB79,951 and RMB68,839, respectively.

14 INCOME TAX

        The income tax benefits for the three-month periods ended March 31, 2017 and 2018 were RMB1,367 and RMB1,278, respectively.

        The Company's effective tax rates for the three-month periods ended March 31, 2017 and 2018 were 3.0% and 1.5%, respectively, which were lower than the PRC statutory tax rate of 25% due to valuation allowances on deferred tax assets, mainly related to the net operating losses and other temporary difference generated by certain subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

15 LOSS PER ORDINARY SHARE

        The computation of basic and diluted loss per share is as follows:

	Three-month periods ended March 31,
	2017	2018
Net loss attributable to ordinary shareholders	(44,305)	(85,926)

Weighted average number of ordinary shares outstanding—basic and diluted	760,009,043	969,747,050
Loss per ordinary share—basic and diluted	(0.06)	(0.09)

        In 2017, the Company issued 20,000,000 ordinary shares to its share depository bank which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

        The following securities were excluded from the computation of diluted loss per share because their effect is anti-dilutive.

	Three-month periods ended March 31,
	2017	2018
Share options/restricted shares	41,499,862	51,959,880
Convertible bonds payable	95,059,758	—

Total	136,559,620	51,959,880

16 COMMITMENTS

(a)   Capital commitments

        Capital commitments, mainly related to data centers, outstanding at December 31, 2017 and March 31, 2018 not provided for in the condensed consolidated financial statements were as follows:

	As of December 31, 2017	As of March 31, 2018
Contracted for	1,065,551	641,001

(b)   Lease commitments

        The Company's lease commitments are disclosed in note 10.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

17 SUBSEQUENT EVENTS

(a)   Acquisition of Guangzhou 3

        In May 2018, the Company consummated an acquisition of all equity interests in a target group from a third party for an aggregate purchase price of RMB262,244 (including contingent considerations of RMB245,244). The target group owns a data center in Guangzhou, China (Guangzhou 3). As of the date of this filing, the Company has not yet completed the fair value assessment of identifiable assets and liabilities assumed.

(b)   Acquisition of Beijing 4

        In May 2018, the Company consummated an acquisition of all equity interests in an entity which owns a data center project in Beijing, China (Beijing 4) from a third party for an aggregate purchase price of RMB25,500. As the entity did not meet the definition of a business as of the acquisition date according to ASC 805 Business Combinations, the acquisition is determined to be an asset acquisition.

(c)   Acquisition of Beijing 5

        In May 2018, the Company entered into an equity purchase agreement to acquire all of the equity interests in an entity which owns a data center project in Beijing, China (Beijing 5) from a third party for an estimated purchase price of RMB26,000 which is subject to change depending on the target entity's financial position on the closing date. As the entity did not meet the definition of a business as of the acquisition date according to ASC 805 Business Combinations, the acquisition is determined to be an asset acquisition.

(d)   Acquisition of Shanghai 11

        In May 2018, the Company entered into an equity purchase agreement to acquire all of the equity interests in a target group from a third party for an aggregate purchase price of RMB320,000 (including estimated contingent considerations of RMB70,000). The completion of the acquisition is subject to the fulfillment of certain customary closing conditions. The target group owns a data center in Shanghai, China (Shanghai 11). As of the date of this filing, the Company has not yet completed the fair value assessment of identifiable assets and liabilities assumed.

(e)   New loan facility

        In April 2018, the Company entered into a facility agreement with a third party bank for a total amount of US$100,000. The term of the facility is 36 months from April 30, 2018, and the interest rate agreed under the facility agreement is a floating rate in the aggregate of 4.85% per annum and the applicable LIBOR. The Company has not drawn down under such facility up to May 29, 2018.

QuickLinks

  Exhibit 99.1
GDS HOLDINGS LIMITED AND SUBSIDIARIES Index to Unaudited Condensed Consolidated Financial Statements
GDS HOLDINGS LIMITED AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share data and per share data, or otherwise noted)
GDS HOLDINGS LIMITED AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share data and per share data, or otherwise noted)
GDS HOLDINGS LIMITED AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In thousands, except share data and per share data, or otherwise noted)
GDS HOLDINGS LIMITED AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (In thousands, except share data and per share data, or otherwise noted)
GDS HOLDINGS LIMITED AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands, except share data and per share data, or otherwise noted)
GDS HOLDINGS LIMITED AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data and per share data, or otherwise noted)